Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J302)
September 18, 2012

Credit Suisse – Capped Knock-Out Notes due October 9, 2013 Linked to the Performance of an Equally Weighted Basket Consisting of the Hang Seng® China Enterprises Index, the Hang Seng® Index and the Hong Kong Dollar Relative to the U.S. Dollar

Trade Details & Characteristics

Issuer: Credit Suisse AG ("Credit Suisse") Nassau Branch

Pricing Date: Expected to be September 21, 2012.

Settlement Date: Expected to be September 26, 2012.

Basket: An equally weighted basket consisting of two Asian indices (each a "Basket Component," and collectively, the "Basket Components") each related to the spot exchange rate of the Hong Kong dollar relative to the U.S. dollar (the "Basket Currency"). We refer to the Basket Components and the Basket Currency collectively as the "Basket".

Basket Component	Basket Currency	Weighting
Hang Seng China Enterprises Index	Hong Kong dollar (HKDUSD)	50.00%
Hang Seng® Index	Hong Kong dollar (HKDUSD)	50.00%

Currency of the Issue: United States dollars

Payment at Maturity: At maturity, you will be entitled to receive a cash payment that will reflect the performance of the Basket, as follows:

- **If a Knock-Out Event has occurred**, your payment at maturity per $1,000 principal amount of notes will be calculated as follows:
  $1,000 + [$1,000 × (Basket Return – 1)]
- **If a Knock-Out Event has not occurred**, your payment at maturity per $1,000 principal amount of notes will equal $1,000 *plus* the product of $1,000 and the greater of (i) zero and (ii) (Basket Return – 1); subject to the Maximum Return.

You will lose some or all of your investment on the notes if the Basket Return is less than 0.80. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Maximum Return: Expected to be 20.00% (to be determined on the Pricing Date).

Basket Return: (50.0% x Hang Seng® China Enterprises Index Basket Component Return x Hong Kong dollar Currency Return) + (50.0% x Hang Seng® Index Basket Component Return x Hong Kong dollar Currency Return)

Basket Component Return: For each Basket Component: Final Basket Component Level / Initial Basket Component Level

Initial Basket Component Level:* For each Basket Component, the closing level of such Basket Component on the Pricing Date.

Final Basket Component Level: For each Basket Component, the closing level of such Basket Component on the Valuation Date.

Currency Return: Final Spot Rate / Initial Spot Rate.

Spot Rate: † On any day, the official MID WM Reuters fixing at 4:00 pm London Time on such day (Bloomberg page WMCO or any successor page), expressed as the number of U.S. dollars per one unit of the Basket Currency, as determined by the calculation agent.

Initial Spot Rate: The Spot Rate on the Pricing Date.

Final Spot Rate: The Spot Rate on the final Valuation Date.

Valuation Date: †† October 4, 2013

Maturity Date: †† October 9, 2013

Fees: J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount of notes. Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile

- Provides opportunity for a capped return at maturity linked to an equally weighted basket of two Asian indices and the Hong Kong dollar relative to the U.S. dollar, subject to the Maximum Return, which is expected to be 20.00% (to be determined on the Pricing Date). If a Knock-Out Event does not occur, at maturity investors will be entitled to at least the principal amount . Any payment on the notes is subject to our ability to pay our obligations as they become due.
- Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if a Knock-Out Event occurs. **You could lose your entire investment.**

Product Risks

- The notes do not pay interest.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the Payment at Maturity for a $1,000 principal amount note under various hypothetical performance scenarios for the Basket Components and Basket Currency, assuming a Maximum Return of 20.0%. The Basket Component Returns and Currency Return set forth below are expressed as percentages. The hypothetical Payment at Maturity calculations set forth below are for illustrative purposes only. The actual Payment at Maturity applicable to a purchaser of the notes will be based on the closing levels for each Basket Component on the Valuation Date, the spot rate for the Basket Currency on the Valuation Date and whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following scenarios have been rounded for ease of analysis.

Scenario 1

Basket Component	**Hang Seng China Enterprises Index**	**Hang Seng Index**
Basket Currency	**Hong Kong dollar**	**Hong Kong dollar**
Weighting	**50.00%**	**50.00%**
Basket Component Return	105%	105%
Currency Return	100%	100%
Basket Return	1.050	
Payment at Maturity	$1,050	

In Scenario 1, the Basket Component Return for each Basket Component is 105%, indicating that each of the Basket Components has appreciated by 5% from its Initial Basket Component Level to its Final Basket Component Level, and the Currency Return for the Basket Currency is 100%, indicating that the Initial Spot Rate is the same as the Final Spot Rate for the Basket Currency. The Basket Return is 1.050 and the Payment at Maturity per $1,000 principal amount of notes is $1,050, calculated as follows:

Basket Return = (50.00% x Hang Seng China Enterprises Index Basket Component Return x Hong Kong dollar Currency Return) + (50.00% x Hang Seng Index Basket Component Return x Hong Kong dollar Currency Return)
= (50.00% x 105% x 100%) + (50.00% x 105% x 100%)
= 1.050

Because the Basket Return is greater than 0.80, a Knock-Out Event has not occurred and the Payment at Maturity per $1,000 principal amount of notes is calculated as follows:

Payment at Maturity = $1,000 + [$1,000 x the greater of ((i) zero and (ii) (Basket Return – 1); subject to the Maximum Return)]
= $1,000 x [1 + (Basket Return - 1)]
= $1,000 x [1 + (1.050 - 1)]
= $1,050

J.P. Morgan
Placement Agent

Scenario 2

Basket Component	Hang Seng China Enterprises Index	Hang Seng Index
Basket Currency	Hong Kong dollar	Hong Kong dollar
Weighting	50.00%	50.00%
Basket Component Return	130%	130%
Currency Return	110%	110%
Basket Return	1.430	
Payment at Maturity	$1,200	

In Scenario 2, the Basket Component Return for each Basket Component is 130%, indicating that each of the Basket Components has appreciated by 30% from its Initial Basket Component Level to its Final Basket Component Level, and the Currency Return for the Basket Currency is 110%, indicating that the Final Spot Rate has appreciated from the Initial Spot Rate by 10%. The Basket Return is 1.430 and the Payment at Maturity per $1,000 principal amount of notes is $1,200, calculated as follows:

Basket Return = (50.00% x Hang Seng China Enterprises Index Basket Component Return x Hong Kong dollar Currency Return) + (50.00% x Hang Seng Index Basket Component Return x Hong Kong dollar Currency Return)
= (50.00% x 130% x 110%) + (50.00% x 130% x 110%)
= 1.430

Because the Basket Return is greater than 0.80, a Knock-Out Event has not occurred and the Payment at Maturity per $1,000 principal amount of notes is calculated as follows:

Payment at Maturity = $1,000 + [$1,000 x the greater of ((i) zero and (ii) (Basket Return – 1); subject to the Maximum Return)]
= $1,000 x (1 + Maximum Return)
= $1,000 x (1 + 20.0%)
= $1,200

Scenario 3

Basket Component	Hang Seng China Enterprises Index	Hang Seng Index
Basket Currency	Hong Kong dollar	Hong Kong dollar
Weighting	50.00%	50.00%
Basket Component Return	90%	90%
Currency Return	100%	100%
Basket Return	0.90	
Payment at Maturity	$1,000	

In Scenario 3, the Basket Component Return for each Basket Component is 90%, indicating that each of the Basket Components has depreciated by 10% from its Initial Basket Component Level to its Final Basket Component Level, and the Currency Return for the Basket Currency is 100%, indicating that the Initial Spot Rate is the same as the Final Spot Rate for the Basket Currency. The Basket Return is 0.90 and the Payment at Maturity per $1,000 principal amount of notes is $1,000, calculated as follows:

Basket Return = (50.00% x Hang Seng China Enterprises Index Basket Component Return x Hong Kong dollar Currency Return) + (50.00% x Hang Seng Index Basket Component Return x Hong Kong dollar Currency Return)
= (50.00% x 90% x 100%) + (50.00% x 90% x 100%)
= 0.90

Because the Basket Return is greater than 0.80, a Knock-Out Event has not occurred and the Payment at Maturity per $1,000 principal amount of notes is calculated as follows:

Payment at Maturity = $1,000 + [$1,000 x the greater of ((i) zero and (ii) (Basket Return – 1); subject to the Maximum Return)]
= $1,000 + (1 x zero)
= $1,000

Scenario 4

Basket Component	Hang Seng China Enterprises Index	Hang Seng Index
Basket Currency	Hong Kong dollar	Hong Kong dollar
Weighting	50.00%	50.00%
Basket Component Return	60%	70%
Currency Return	100%	100%
Basket Return	0.650	
Payment at Maturity	$650	

In Scenario 4, the Basket Component Returns for the Hang Seng® China Enterprises Index and the Hang Seng® Index are 60% and 70%, respectively, indicating that each of the Basket Components has depreciated from its Initial Basket Component Level to its Final Basket Component Level, and the Currency Return for the Basket Currency is 100%, indicating that the Initial Spot Rate is the same as the Final Spot Rate for the Basket Currency. The Basket Return is 0.650 and the Payment at Maturity per $1,000 principal amount of notes is $650, calculated as follows:

Basket Return = (50.00% x Hang Seng China Enterprises Index Basket Component Return x Hong Kong dollar Currency Return) + (50.00% x Hang Seng Index Basket Component Return x Hong Kong dollar Currency Return)
= (50.00% x 60% x 100%) + (50.00% x 70% x 100%)
= 0.650

Because the Basket Return is less than 0.80, a Knock-Out Event has occurred and the Payment at Maturity per $1,000 principal amount of notes is calculated as follows:

Payment at Maturity = $1,000 x [1 + (Basket Return - 1)]
= $1,000 x [1 + (0.650 - 1)]
= $650

* In the event that the Initial Basket Component Level for either Basket Component is not available on the Pricing Date, the Initial Basket Component Level for such Basket Component will be determined on the immediately following trading day on which a closing level is available for such Basket Component.
† If the Spot Rate for the Basket Currency on any day is not published on the applicable Reuters or Bloomberg page, then the Spot Rate for the Basket Currency on such day will be determined in good faith and in a commercially reasonable manner, taking into account the latest available quotation for such spot rate and any other information deemed relevant, as of such day.
††  Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Basket as reflected by the Basket Return. If the Basket Return is greater than or equal to 0.80, you will be entitled to receive at least the principal amount of your notes at maturity. However, if the Basket Return is less than 0.80 (to be determined on the Pricing Date), a Knock-Out Event will occur and your investment will be fully exposed to the decline in the value of the Basket and for every 1% by which the Basket Return is less than 1, you will lose an amount equal to 1% of the principal amount of your notes. You could lose your entire investment.

•
Although the return on the notes will be based on the performance of the Basket, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
If the Basket Return is greater than 1.00, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 20.0%. Accordingly, the maximum amount payable on the notes is expected to be $1,200.00 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
Price movements in the Basket Components and movements in the exchange rate of the Basket Currency may not correlate with each other. Any change in the value of a Basket Component or the value of the Basket Currency relative to the U.S. dollar may be moderated, or more than offset, by a smaller change or opposite change in the value of the other Basket Component or the value of the Basket Currency relative to the U.S. dollar, as applicable.

•
The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Return, and, consequently, the value of your notes.

•
Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The relative values of the U.S. dollar and the Basket Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments in the United States and China and between each country and its major trading partners; and the extent of governmental surplus or deficit in the United States and China. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States and China and those of other countries important to international trade and finance.

•
Investments in securities linked to foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention and cross-shareholdings in companies in certain countries. In addition, foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•
As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the assets included in the Basket, including the Basket Currencies.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the levels of the Basket Components and the exchange rate of the Basket Currency with respect to the U.S. dollar during the term of the notes, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: whether a Knock-Out Event has occurred; the expected volatility of the Basket Components; the time to maturity of the notes; the dividend rate paid on the equity securities comprising the Basket Components; interest and yield rates in the market generally; investors’ expectations with respect to the rate of inflation; geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the equity securities comprising the Basket Components or markets generally and which may affect the level of the Basket; the exchange rate and volatility of the exchange rate between the U.S. dollar and the Hong Kong dollar; and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the securities.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

 This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated September 17, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. JPM-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

 You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004824/dp32913_424b2-j302.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.